Exhibit 12.1

KILROY REALTY CORPORATION

Statement of Computation of Consolidated Ratio of Earnings to Combined Fixed Charges

and Preferred Dividends

(in thousands, except ratios)

	2009	2008	2007	2006	2005
Earnings:
Income from continuing operations	$35,754	$45,849	$44,560	$47,741	$4,557
Plus Fixed Charges:
Interest expense (including amortization of loan costs)	46,119	45,346	40,762	43,541	38,956
Capitalized interest and loan costs	9,683	18,132	19,516	11,309	8,880
Estimate of interest within rental expense	871	871	871	871	871
Distributions on Cumulative Redeemable Preferred units	5,588	5,588	5,588	5,588	5,588

Fixed Charges	62,261	69,937	66,737	61,309	54,295
Plus: Amortization of capitalized interest(1)	4,067	3,669	3,132	2,691	2,403
Less: Capitalized interest and loan costs	(9,683)	(18,132)	(19,516)	(11,309)	(8,880)
Less: Distributions on Cumulative Redeemable Preferred units	(5,588)	(5,588)	(5,588)	(5,588)	(5,588)

Earnings	$86,811	$95,735	$89,325	$94,844	$46,787

Combined Fixed Charges and Preferred Dividends:
Fixed Charges (from above)	62,261	69,937	66,737	61,309	54,295
Preferred Dividends	9,608	9,608	9,608	9,608	9,608

Combined Fixed Charges and Preferred Dividends	$71,869	$79,545	$76,345	$70,917	$63,903

Consolidated ratio of earnings to combined fixed charges and preferred dividends	1.21x	1.20x	1.17x	1.34x	0.73x

Deficiency					$17,116

(1)	Amount represents an estimate of capitalized interest that has been amortized each year based on our established depreciation policy and an analysis of total interest costs and loan costs capitalized since 1997.

We have computed the consolidated ratio of earnings to combined fixed charges and preferred dividends by dividing earnings by combined fixed charges and preferred dividends. Earnings consist of income from continuing operations before the effect of noncontrolling interest plus fixed charges and amortization of capitalized interest, reduced by capitalized interest and loan costs and distributions on cumulative redeemable preferred units. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of loan costs, an estimate of the interest within rental expense, and distributions on cumulative redeemable preferred units. For the year ended December 31, 2009, our earnings were adequate to cover combined fixed charges and preferred dividends.